
SEC MAIL
RECEIVED
FEB 27 2007
WASH, D.C.
156


07002621

SECU[...] [...]SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45761

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CBA Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

695 East Main Street, Suite 103
(No. and Street)

Stamford	Connecticut	06901
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Stanley V. Cheslock (203) 548-9250
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dworken, Hillman, LaMorte & Sterczala, P.C.
(Name – *if individual, state last, first, middle name*)

Four Corporate Drive, Suite 488	Shelton	Connecticut	06484
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 06 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stanley V. Cheslock, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CBA Securities, LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

KIM HARRISON
NOTARY PUBLIC
MY COMMISSION EXPIRES AUG. 31, 2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
FEB 27 2007
WASH. D.C.
156
SECTION

Financial Statements

CBA SECURITIES, LLC

Year Ended December 31, 2006

Filed Pursuant to Rule 17a-5(e)(3) under
the Securities Exchange Act of 1934 as a Public Document

CBA SECURITIES, LLC

Year Ended December 31, 2006

CONTENTS



DWORKEN, HILLMAN, LAMORTE & STERCZALA, P.C.
Certified Public Accountants / Business Consultants

JAMES G. COSGROVE, CPA
WALTER R. FULTON, CPA
ERIC N. HENDLIN, CPA
WILLIAM C. LESKO, CPA
PAUL M. STERCZALA, CPA
JOSEPH A. VERRILLI, CPA

Independent Auditors' Report

Member
CBA Securities, LLC
Stamford, Connecticut

We have audited the accompanying statement of financial condition of CBA Securities, LLC (the Company), as of December 31, 2006. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Shelton, Connecticut
January 31, 2007

Dworken, Hillman, LaMorte & Sterczala P.C.

Four Corporate Drive, Suite 488, Shelton, CT 06484 ▪ 203-929-3535 ▪ fax 203-929-5470 ▪ www.dhls.com

CBA SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2006

Assets	
Cash	$ 40,594
Receivable from affiliate	1,354,961
Total Assets	$1,395,555
Liabilities and Member's Equity	
Liabilities:	
Accrued expenses	$ 7,750
Member's equity	1,387,805
Total Liabilities and Member's Equity	$1,395,555

See notes to financial statements.

CBA SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

Year Ended December 31, 2006

1. Description of Company:

CBA Securities, LLC (the Company) is a Delaware limited liability company operating as a non-clearing entity which introduced transactions for clearance to another broker-dealer. Effective December 1, 2005, the Company amended its Membership Agreement with the NASD whereby the Company will only be engaged in the private placement of securities. The sole member of the Company is Cheslock Bakker & Associates, LLC, which is primarily owned by Stanley Cheslock and Paul Bakker.

The Company shall terminate in accordance with provisions of the Limited Liability Company Agreement.

2. Summary of significant accounting policies:

Estimates and assumptions:

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates used.

Income taxes:

The Company was formed as an LLC and is taxed as a partnership. Federal and state income tax regulations provide that partnership income is not subject to income taxes at the partnership level. Rather, each partner is taxed on their share of the Company's taxable income whether or not distributed, and is entitled to deduct, on their own income tax return, their share of any net losses of the Partnership to the extent of the tax basis of their partnership interest, subject to certain passive activity loss limitations.

3. Receivable from affiliate:

The Company made advances totaling $1,354,961 to an affiliate of Cheslock Bakker & Associates, LLC. These advances bear interest at the prime rate minus 1% as outlined in the Limited Liability Company Membership Agreement.

CBA SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

Year Ended December 31, 2006

4. **Net capital requirements:**

Under the net capital provisions of rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum amount of net capital. The Company's minimum net capital requirement is the greater of $5,000 or 6 2/3% of its aggregate indebtedness, as defined.

At December 31, 2006, the Company's net capital of $32,844 exceeded the minimum requirement by $27,844. The Company's net capital ratio was .28 to 1 at December 31, 2006.

5. **Related parties:**

Substantially all general and administrative expenses of the Company are paid by Cheslock Bakker & Associates, LLC or its affiliates. Direct expenses of the Company and allocable expenses shared with Cheslock Bakker & Associates, LLC are reimbursed by the Company to Cheslock Bakker & Associates, LLC.

6. **Arbitration:**

On December 1, 2006, the Company was notified that two former members of the Company filed a complaint for NASD Dispute Resolution claiming that they were owed an additional $35,595 as a return of their capital. These former members dispute certain expenses the Company incurred as a result of their sudden and unanticipated departure from the Company resulting in a lower payout of the members' capital account. The Company has filed an answer to their complaint and intends to vigorously defend the appropriateness of the Company's actions. The Company believes the arbitration will not have a material adverse effect on its financial condition or its results of operations.



DWORKEN, HILLMAN, LAMORTE & STERCZALA, P.C.
Certified Public Accountants / Business Consultants

JAMES G. COSGROVE, CPA
WALTER R. FULTON, CPA
ERIC N. HENDLIN, CPA
WILLIAM C. LESKO, CPA
PAUL M. STERCZALA, CPA
JOSEPH A. VERRILLI, CPA

Report of Independent Auditors' on
Internal Controls Required by SEC Rule 17a-5

Member
CBA Securities, LLC
Stamford, Connecticut

In planning and performing our audit of the financial statements and supplemental schedules of CBA Securities, LLC (the Company), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study includes tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives.

Four Corporate Drive, Suite 488, Shelton, CT 06484 ▪ 203-929-3535 ▪ fax 203-929-5470 ▪ www.dhls.com

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America, such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate, as described in the second paragraph of this report, were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of members and management of the Company, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Shelton, Connecticut
January 31, 2007

Dworken, Hillman, LaMorte & Sterczala P.C.

END